EXHIBIT 3.14
Certificate of Amendment
to
Certificate of Incorporation
of
Global Matrechs, Inc.

It is hereby certified that:

1.   The name of the corporation (hereinafter called the “Corporation”) is Global Matrechs, Inc.

2.   That Article IV of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, be further amended to increase the number of shares of the common stock, $.0001 par value per share, authorized for issuance thereunder by deleting the first paragraph thereof in its entirety and replacing said paragraph with the following paragraph:

“ IV

The total number of shares of capital stock which the Corporation is authorized to issue is Nine Hundred One Million divided into two classes as follows:

(1)   Nine Hundred Million (900,000,000) shares of common stock, $.0001 par value per share (“Common Stock”); and

(2)   One Million (1,000,000) shares of preferred stock, $.01 par value per share (“Preferred Stock”).”

The remainder of Article IV shall remain unchanged.

3.   The amendments set forth in this Certificate of Amendment have been duly adopted by the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Incorporation to be signed by Michael Sheppard, its President and Chief Executive Officer, thereto duly authorized, this 27 th day of April, 2006.

GLOBAL MATRECHS, INC.

By:	/s/ Michael Sheppard